[Letterhead of Tim Hortons Inc.]

July 26, 2011

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

U.S.A.

Dear Ms. Cvrkel:

Re:	Tim Hortons Inc. (the “Company”)

Form 10-K for the Fiscal Year ended January 2, 2011

File No. 001-32843

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated June 27, 2011 (the “Comment Letter”) on the above-referenced filing, which was due on July 26, 2011.

We confirm that the Company has respectfully requested a three business day extension to provide our response to the Comment Letter, and that the Commission has granted this extension. Accordingly, the Company’s response is now due by July 29, 2011.

Should you have any questions, please do not hesitate to contact me at (905) 339-6102.

Yours very truly,

/s/ JILL E. AEBKER
Jill E. Aebker
Deputy General Counsel and Corporate Secretary

cc: Cynthia J. Devine, Chief Financial Officer